SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 1)(1)

                                 CARDIMA, INC.
                   ------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                   ------------------------------------------
                         (Title or Class of Securities)

                                   00014147M1
                   ------------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
                   ------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



--------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00014147M1               13G                    Page 2 of 5 Pages
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Target Therapeutics, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (A) [ ]
     Not applicable.                                             (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     The State of Delaware
-------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

        NUMBER OF             Not applicable.
         SHARES          ------------------------------------------------------
       BENEFICIALLY      6    SHARED VOTING POWER
         OWNED BY
          EACH                Not applicable.
        REPORTING        ------------------------------------------------------
          PERSON          7   SOLE DISPOSITIVE POWER
           WITH
                              Not applicable.
                         ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

                              Not applicable.
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not applicable.
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not applicable.                                                 [ ]
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Not applicable.
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00014147M1               13G                    Page 3 of 5 Pages

ITEM 1(A).     NAME OF ISSUER:

               Cardima, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               47266 Benicia Street
               Fremont, CA  94538

ITEM 2(A).     NAME OF PERSON FILING:

               Target Therapeutics, Inc.

ITEM 2(B).     ADDRESS OF PRINICIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               47201 Lakeview Boulevard
               Fremont, CA  94538

ITEM 2(C).     CITIZENSHIP:

               The State of Delaware

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.001 par value per share

ITEM 2(E).     CUSIP NUMBER:

               00014147M1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

     (a)  Amount beneficially owned: Not applicable.
     (b)  Percent of class: Not applicable.
     (c)  Number of shares as to which such person has:
          (i)    Sole Power to vote or to direct the vote: Not applicable.
          (ii)   Shared power to vote or to direct the vote: Not applicable.
          (iii) Sole power to dispose or to direct the disposition of: Not applicable.
          (iv) Shared power to dispose or to direct the disposition of: Not applicable.

CUSIP NO. 00014147M1               13G                    Page 4 of 5 Pages

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATIONS:

               Not applicable.

CUSIP NO. 00014147M1               13G                    Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 14, 2000
                                         -------------------------------
                                                      (Date)


                                         TARGET THERAPEUTICS, INC.



                                         By: /s/ Lawrence J. Knopf
                                             ---------------------------
                                             Name:   Lawrence J. Knopf
                                             Title:  Assistant Secretary